Exhibit 99.1

Globus Maritime Announces annual meeting of sHAREholders

Glyfada, Greece, August 11, 2025 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that the annual meeting of shareholders will be held at the offices of Globus Shipmanagement Corp. at 128 Vouliagmenis Avenue in Glyfada, Attica, Greece, on September 25, 2025, at 11:00 a.m. local time.

Shareholders of record at the close of business on July 31, 2025, are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments thereof.

Notice of the Annual Meeting of Shareholders and Proxy Statement are available free of charge in the investors section on the Company’s website:

www.globusmaritime.gr and/or

https://www.globusmaritime.gr/media/agm2025.pdf

Formal notice of the meeting and the Company’s proxy statement will be sent to shareholders of the Company in due course.

About Globus Maritime Limited

About Globus Maritime Limited, Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 680,622 dead weight tons and a weighted average age of 7.7 years as of August 11, 2025.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, President, CEO & CFO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr